July 2, 2024

Putnam ETF Trust

c/o Putnam U.S. Holdings I, LLC,

successor in interest to Putnam Investments, LLC
100 Federal Street

Boston, MA 02110

Attention: Matthew Hinkle

RE: Letter Agreement (“Letter Agreement”) Extending Term for each Putnam exchange traded fund identified on Appendix A (each, a “Putnam ETF Fund”, and collectively, the “Putnam ETF Funds”) to the Master Custodian Agreement dated as of January 1, 2007 (as amended, the “Master Custodian Agreement”) and the Confidential Letter Agreement dated January 1, 2007 related to the Master Custodian Agreement (together with the Master Custodian Agreement, the “Custodian Agreement”) between each management investment company identified on Appendix A thereto (the “Funds”) and State Street Bank and Trust Company (“State Street”)

Dear Mr. Hinkle:

Reference is made to Section 16(a) of the amendment to the Master Custodian Agreement dated June 25, 2021, and to the letter agreement dated December 27, 2021 between State Street and the Funds, which together provided, (i) that the Funds had until March 31, 2022 to provide notice to State Street as to whether to renew the Custodian Agreement for an additional term or to terminate the Custodian Agreement, and (ii) that the term of the Custodian Agreement was extended to March 31, 2022. Reference is further made to the letter dated March 29, 2022 from the Putnam ETF Funds in which each Putnam ETF Fund provided notice to State Street of its intent to renew the Custodian Agreement and extend the term thereof.

Further thereto and in accordance with Section 16(a) of the Master Custodian Agreement, State Street and each Putnam ETF Fund, acting on its own behalf separately from all of the other Putnam ETF Funds and not jointly or jointly and severally with any of the other Putnam ETF Funds, hereby agree that the current term of the Custodian Agreement is extended to May 31, 2025. Further thereto, State Street and the Putnam ETF Funds hereby agree that, solely in relation to the Putnam ETF Funds, the terms of Section 16(a) of the Master Custodian Agreement are hereby deleted and replaced in their entirety with the following:

“This Agreement shall remain in full force and effect until May 31, 2025 (the “Term”). After expiration of the Term, this Agreement shall automatically renew for successive one-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-renewing party no later than sixty (60) days prior to the expiration of the Term or any Renewal Term, as the case may be.

During the Term and thereafter, either party may terminate this Agreement as to a Fund: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either failed to cure or failed to establish a remedial plan to cure that is reasonably acceptable to the non-breaching party, within thirty (30) days’ written notice being given by the non-breaching party of the breach, or (ii) in the event of the appointment of a conservator or receiver for the other party, the commencement by or against the other party of a bankruptcy or insolvency case or proceeding, or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction. Upon termination of this Agreement pursuant to this section with respect to any Fund, the applicable Fund shall pay to the Custodian any compensation then due and shall reimburse the Custodian for its other fees, expenses and charges.

The parties acknowledge that the provision of middle office services are expected to transition to another service provider prior to the expiration of the Term and that following such transition, no additional fees shall be payable with respect to such middle office services for the Putnam ETF Funds. Termination of this Agreement with respect to any one particular Fund shall in no way affect the rights and duties under this Agreement with respect to any other Fund. The provisions of Section 14 and 15 of this Agreement shall survive termination of this Agreement for any reason. This Agreement may be modified or amended from time to time by mutual written agreement of the parties hereto.”

State Street and the Putnam ETF Funds hereby agree that, solely in relation to the Putnam ETF Funds, Section 16(b) of the Master Custodian Agreement is hereby deleted and replaced in its entirety with “Reserved”.

This Letter Agreement will serve as an amendment to the Custodian Agreement with effect as of March 31, 2022. Except as expressly modified by this Letter Agreement, the provisions of the Custodian Agreement shall remain in full force and effect.

The terms and conditions of the Custodian Agreement, as modified by this Letter Agreement with regard to the Putnam ETF Funds, shall apply only to the Putnam ETF Funds.

Please execute this Letter Agreement where indicated below to acknowledge your agreement with the foregoing.

[Remainder of Page Intentionally Left Blank]

State Street Bank and Trust Company

By: /s/ Jason O’Neill

Name: Jason O’Neill

Title: Vice President

Acknowledged and Agreed:

PUTNAM ETF TRUST,

ON BEHALF OF EACH OF ITS SERIES

By: /s/ Jonathan S. Horwitz

Name: Jonathan S. Horwitz

Title: Executive Vice President, Principal Executive Officer, and Compliance Liaison